UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of October 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


BARCLAYS PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER NAMED IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                    Account designation            Holding



BARCLAYS CAPITAL NOMINEES LIMI            -                          754,502

CHASE NOMINEES LTD                      16376                        531,812

CHASE NOMINEES LTD                      20947                     32,662,417

CHASE NOMINEES LTD                      21359                      1,220,660

CIBC MELLON GLOBAL SECURITIES                                         34,666

INVESTORS BANK AND TRUST CO                                          552,782

INVESTORS BANK AND TRUST CO                                        2,200,489

INVESTORS BANK AND TRUST CO                                          316,873

INVESTORS BANK AND TRUST CO                                           10,802

INVESTORS BANK AND TRUST CO                                          314,881

INVESTORS BANK AND TRUST CO                                          111,024

JP MORGAN (BGI CUSTODY)                16331                         268,799

JP MORGAN (BGI CUSTODY)                16341                         667,949

JP MORGAN (BGI CUSTODY)                16341                       1,754,917

JP MORGAN (BGI CUSTODY)                16344                         400,264

JP MORGAN (BGI CUSTODY)                16345                         742,167

JP MORGAN (BGI CUSTODY)                16400                       9,220,753

JP MORGAN (BGI CUSTODY)                18409                         526,737

JP MORGAN CHASE BANK                                                 360,275

JP MORGAN CHASE BANK                                                 381,288

JP MORGAN CHASE BANK                                                 479,984

JP MORGAN CHASE BANK                                                   6,566

JP MORGAN CHASE BANK                                                  68,109

MELLON TRUST - BOSTON & SF                                           136,755

MELLON TRUST OF NEW ENGLAND                                          141,218

NORTHERN TRUST BANK - BGI SEPA                                       179,339

NORTHERN TRUST BANK - BGI SEPA                                       123,980

NORTHERN TRUST BANK - BGI SEPA                                        29,889

R C GREIG NOMINEES LIMITED A/C       BL1                             138,823

R C GREIG NOMINEES LIMITED A/C       CM1                              32,079

R C GREIG NOMINEES LIMITED GP1       GP1                              34,067

R C GREIG NOMINEES LIMITED SA1       SA1                              22,152

ZEBAN NOMINEES LIMITED                                                 1,000

                                     TOTAL                        54,428,018




5. Number of shares / amount of stock acquired

-



6. Percentage of issued class


-



7. Number of shares / amount of stock disposed


NOT NOTIFIED



8. Percentage of issued class


NOT NOTIFIED



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


HOLDING AS AT 30 SEPTEMBER 2004



11. Date company informed


07 OCTOBER 2004



12. Total holding following this notification


54,428,018



13. Total percentage holding of issued class following this notification


5.70%



14. Any additional information


NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS DECREASED THEIR NOTIFIABLE SHAREHOLDING IN SPIRENT PLC TO 5.71%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 97,332,138 SHARES (10.20%) ON 01 OCTOBER 2004.



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


07 OCTOBER 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 07 October 2004                           By   ____/s/ Luke Thomas____

                                                    (Signature)*